UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $250,000,000 0.200 per cent. Fixed Rate Notes due September 1, 2015
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: August 15, 2014

The following information regarding an issue of U.S.$250,000,000 0.200 per cent. Fixed Rate Notes due September 1, 2015 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2012 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated August 14, 2014 (the "Final Terms"), and the Terms Agreement dated August 14, 2014 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $250,000,000 0.200 per cent. Fixed Rate Notes due September 1, 2015

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date 0.200 per cent. per annum payable semi-annually in arrears on March 1 and September 1 in each year, commencing March 1, 2015, and ending on and including the Maturity Date. See, Final Terms, Item 15.

(c) Maturity Date. September 1, 2015

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with

all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.99 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2013);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (August 14, 2014); and

G. Terms Agreement (August 14, 2014).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014

Exhibit F

Final Terms dated 14 August 2014

International Finance Corporation
Issue of

U.S. $250,000,000 0.200 per cent. Fixed Rate Notes due September 1, 2015

under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the website of the Corporation (www.ifc.org).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1346
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $250,000,000
	(ii) Tranche:	U.S. $250,000,000
5.	Issue Price:	99.99 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S. $10,000 and integral multiples of U.S. $10,000 in excess thereof
	(ii) Calculation Amount:	U.S. $10,000
7.	(i) Issue Date:	18 August 2014
	(ii) Interest Commencement Date:	Issue Date

8.	Maturity Date:	September 1, 2015
9.	Interest Basis:	0.200% Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	0.200 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	March 1 and September 1 in each year, from and including March 1, 2015, to and including the Maturity Date, adjusted in accordance with the Modified Following Business Day Convention with the interest amount unadjusted.
	(iii) Fixed Coupon Amount:	Other than in respect of the Interest Payment Date falling on March 1, 2015, U.S. $10 per Calculation Amount
	(iv) Broken Amount(s):	There will be a long first coupon of U.S. $10.72 per Calculation Amount, payable on the Interest Payment Date falling on March 1, 2015
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable

21. Put Option:	Not Applicable
22. Final Redemption Amount of each Note:	U.S. $10,000 per Calculation Amount
23. Early Redemption Amount:	
Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S. $10,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: Global Registered Certificate available on Issue Date
25. New Global Note (NGN):	No
26. Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will for payment purpose only be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29. Details relating to installment Notes: amount of each	Not Applicable

	installment, date on which each payment is to be made:	
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	August 14, 2014
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Credit Suisse Securities (Europe) Limited One Cabot Square, London E14 4QJ, United Kingdom
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable.

RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VDZ67
Common Code:	110025424
CUSIP:	45950VDZ6
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

Exhibit G

TERMS AGREEMENT NO.1346 UNDER THE STANDARD PROVISIONS

August 14, 2014

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S. $250,000,000 0.200 per cent. Fixed Rate Notes due September 1, 2015 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:30a.m. London time on August 18, 2014 (the "**Settlement Date**") at an aggregate purchase price of U.S. $249,975,000 (which is 99.99 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.99 per cent. of the nominal amount).

6 The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date. The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ______________________

Name: **Richard Johnson**
Title: **Authorised Attorney**

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ______________________

Name:
Title:

Aaron Weaver
Authorised Attorney

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Name:
Title:

IFC | International Finance Corporation
WORLD BANK GROUP

File No. 83-5
Regulation IFC: Rule 3

August 15, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its USD 1,263,000 Callable Step-up Fixed Rate Impact Notes due August 15, 2019 dated August 15, 2014.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Lerato Morwe
Counsel

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